Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of B. Riley Financial, Inc. (the “Company”) on Form S-1 (File No. 333-198814) and on Form S-8 (File No. 333-202876) of our report dated March 30, 2015, with respect to our audits of the consolidated financial statements of B. Riley Financial, Inc. (formerly known as Great American Great, Inc.) as of December 31, 2014 and 2013 and for each of the years in the three year period ended December 31, 2014, which report is included in this Annual Report on Form 10-K of B. Riley Financial, Inc. for the year ended December 31, 2014.

/s/ Marcum llp

Marcum llp

Melville, NY

March 30, 2015